August 1, 2013

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

Re: ScanSys, Inc. (formerly known as Apex 7 Inc.)

Form 8-K

Filed June 12, 2013

File No. 000-54874

Dear Mr. Spirgel:

This correspondence is in response to your letter dated July 5, 2013 in reference to our filing of the Form 8-K filed June 12, 2013 on the behalf of ScanSys Inc. (formerly known as APEX 7 Inc.) File No. 000-54874.

Please accept the following responses and note that Registrant filed amended Form 8-K on August 1, 2013.

Comment 1

General

1. We note under Item 5.06 you believe you are no longer a shell company. However, you do not appear to fall outside of the definition of shell company under Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act. Under this definition, a shell company has no or nominal operations and either (i) no or nominal assets; (ii) assets consisting solely of cash or cash equivalents; (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Your disclosure and financial statements show you have no or nominal operations and no or nominal assets. For instance, the disclosure on page F-13 states the company has no revenues from operations and the disclosure indicates no assets. Please amend Item 5.06 to state that you are still a shell company.

Answer: Registrant notes the Commission’s comment and has provided additional information that supports our belief that we are no longer a shell company under Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act. While we may have minimal operating revenues, we have a fully-operational commercialized product and services that we have obtained a significant contract under. We show evidence of this growth in our operations in our second quarter 10-Q filing. Please refer to our second quarter 10-Q filing dated August 1, 2013. We have also filed our contract with the Juvenile Welfare Board of Pinellas County, Florida with our 8-K filing amendment. Further, we have received and continue to receive indications of interest for our biometric scanning kiosk products and services with other state and local governments. Therefore, we do have operations; we also hold inventory and assets beyond cash and cash equivalents, as amended.

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Comment 2

General

2. We not your disclosure on page 28 regard recent sales of unregistered securities. Please revise to state that Richard Chiang, not the registrant, sold 10,000,000 shares of his comment stock for an aggregate consideration of $40,000 to Messrs, Ellis and Kristowski. Apex 7’s stock was held by Richard Chiang and, therefore, he made the transfer to Messrs, Ellis and Kirstowski. If otherwise, please advise.

Answer: We note the commission’s comment and have amended our statement to reflect the following:

Page 28. “Richard Chiang sold 10,000,000 shares of common stock to David M. Ellis and Jason Kristowski.”

Comment 3

General

3. Further, please refer to Rule 501 under Regulation D that defines the qualifications of an accredited investor. The disclosure on pages 28 and 29 states Messrs. Ellis and Kristowski are accredited investors. Please revise to disclose how they qualify as an accredited investor. Further page 29 states the “Registrant believe the foregoing transactions were exempt.” Revise to state Mr. Chiang believe the foregoing transactions were exempt because he transferred his shares to Messrs. Ellis and Kristowski.

Answer: We have revised our statement to reflect the following on page 28 and page 29: Mr. Chiang believes that the foregoing transactions were exempt because he transferred his shares to David M. Ellis and Jason Kristowski, both of whom are identified as accredited investors.

Furthermore, we have placed the SEC’s definition of an accredited investor in our filing on page 29.

Comment 4

General

4. We note that on May 1, 2013, you entered into a sales and licensing agreement with JWB of Florida, but you have not filed this agreement as an exhibit to your filing under Item 601(b)(10) of Regulation S-K. Please advice or revise.

Answer: We have revised our filing to show the sales and licensing agreement with the Juvenile Welfare Board of Pinellas County, Florida as an exhibit under Item 601 (b)(10) of Regulation S-K.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ David M. Ellis

David M. Ellis

President

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